SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For 14 February 2007

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



13 February 2007

Bank of Ireland has announced today that it has successfully launched and priced a EUR2.95bn residential mortgage securitisation from its subsidiary ICS Building Society.

The securitisation, Kildare Securities Limited, was issued in Euros and US Dollars and is subject to US Private Placement Rule 144A.

This notice does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or exemption from registration. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the issuer or arrangers of the transaction.

Enquiries:

Lewis Love, Head of Asset & Liability Management           003531 - 6043418

Geraldine Deighan, Head of Investor Relations              003531 - 6043501

Dan Loughrey, Head of Group Corporate Communications       003531 - 6043833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 14 February 2007